Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

DISTRIBUTION OF CASH DIVIDEND

Airport City, Israel, July 19, 2018 – On June 27, 2018 Crow Technologies 1977 Ltd. announced that the Board of Directors approved the distribution of a cash dividend in the amount of NIS 0.91 per share totaling NIS 4 million.

The dividend will be paid to shareholders of record as of August 1, 2018 and will be paid out on September 4, 2018.

Shareholders receiving the dividend payment in US Dollar will be entitled to the sum of USD0.25 per share, subject to the applicable withholding tax.